BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Statements and
Independent Auditor's Report

December 31, 2021

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

***** PUBLIC DOCUMENT *****

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29426

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Berthel Fisher & Company Financial Services, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 - 42nd St. NE Suite 100
(No. and Street)

Cedar Rapids	IA	52402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Rupp	319-447-5700	brupp@berthel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

Nine Parkway North Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, Brian Rupp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berthel Fisher & Company Financial Services, Inc, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHELSEA HAUGH
Commission Number 823304
My Commission Expires
January 22, 2023

NOTARIAL SEAL · IOWA

Signature:

Title:
VP/Controller

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Berthel Fisher & Company Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

Deerfield, Illinois
March 30, 2022



MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

BERTHEL FISHER COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and Cash Equivalents	$ 2,850,997
Deposit with Clearing Broker	100,000
Due from Clearing Broker	839,543
Commissions Receivable	386,699
Income Tax Receivable, Parent Company	215,356
Other Receivables, Including Affiliates	387,141
Investments In Securities:	
Marketable, at Fair Value, Cost of $19,425	23
Notes Receivable, net	630,281
Property and Equipment, net	5,254
Other Assets	67,832
Goodwill	3,880,029
TOTAL ASSETS	**$ 9,363,155**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$ 1,315,585
Accounts Payable and Other Accrued Expenses	743,419
Deferred Income Tax Liability, Parent Company	619,000
TOTAL LIABILITIES	**2,678,004**

STOCKHOLDER'S EQUITY

Common Stock, No Par Value, Authorized 250,000 Shares;	
Issued and Outstanding 195,069 Shares	2,821,148
Series A Cumulative, Convertible Preferred Stock, No Par Value	
Authorized 50,000 Shares, Issued and Outstanding 4,182 Shares	300,142
Additional Paid-In Capital	12,245,873
Accumulated Deficit	(8,682,012)
Total Stockholder's Equity	**6,685,151**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 9,363,155**

The accompanying notes are an integral part of this statement.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Berthel Fisher & Company Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker, a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA). The Company is a securities broker-dealer and a registered investment advisor that sells various securities such as equity, fixed income, mutual funds, insurance, and direct investment products.

The Company is a fully disclosed broker-dealer. All trades are transacted through a clearing broker or through mutual fund and variable annuity product sponsors.

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by clearing brokers of $436,155 as of December 31, 2021.

Deposit with Clearing Firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Commissions Receivable: Receivables from clearing broker and commissions receivable primarily consists of commission and transaction-related receivables and receivables from affiliates.

Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the goodwill impairment testing and the determination of litigation accruals.

Investments in Securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Investments in equity securities with readily determinable fair values, are reported at fair value, which are based on quoted market prices for similar investments.

Notes Receivable: The Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes, including assisting new registered representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over three to five years from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the original balance of the note. Forgivable loans totaled $877,315 with accumulated amortization of $247,034 as of December 31, 2021. Amortization expense is included in commission and compensation expense in the statement of operations. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2021, there is no allowance for uncollectable accounts associated with these receivables.

Goodwill: The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Management performs goodwill testing as of December 31, 2021. Using a quantitative approach, management determined that as of December 31, 2021, there was no impairment.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. For the year ended December 31, 2021, the entity had no material uncertain tax positions that are required to be recorded.

Property and Equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives.

Common Stock: In the ordinary course of business, the Parent of the Company has entered into financing agreements that require it to pledge the Company's common stock as collateral. This is not treated as a deduction for net capital purposes.

Accrued Litigation Contingencies: The Company considers the following factors in determining whether accrual and/or disclosure of litigation contingencies should be made to the financial statement: 1) the date of occurrence for the cause of action, 2) the degree of probability of an unfavorable outcome and 3) the ability to reasonably estimate the amount of the loss. See Note 7.

Fair Value Measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access the measurement date.

Level 2 - Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgement or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and include the level within the fair value hierarchy in which the financial instrument is categorized.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds are stated at the net asset value (NAV) per share of the fund and classified as level 1. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. There are no financial instruments classified as level 2 or 3.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2021.

There were no transfers of assets between level 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2021.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through March 30, 2022, which is the date these financial statements were issued, noting none.

NOTE 2- RELATED PARTY TRANSACTONS

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

As of December 31, 2021, the Company recorded a receivable from affiliates for $206,097 recorded within other receivables and an income tax receivable from the Company's Parent for $215,356.

NOTE 3-NOTES RECEIVABLE

Notes receivable as of December 31, 2021 consists of:

Various uncollateralized notes receivables due from brokers	$	877,315
Less accumulated amortization of forgivable notes		(247,034)
	$	630,281

NOTE 4 - INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of the Parent.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Deferred income tax liability with the Parent is provided on differences between financial reporting and income tax basis of accounting. The difference arises primarily from differing methods used to account for allowance for doubtful accounts, accrued expenses, amortization of intangibles and net operating losses.

Included in deferred income tax assets are federal and state net operating loss carryforwards of approximately $4,000,000 and $2,800,000 as of December 31, 2021. These loss carryforwards expire through 2038.

At December 31, 2021, the Company has a valuation allowance recorded against the portion of the deferred tax assets related to federal and state net operating loss carryforwards due to uncertainties surrounding the Company's ability to generate future taxable income.

The Parent and Company file income tax returns in U.S. federal jurisdiction and various states, as necessary. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2018.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - SERIES A CUMULATIVE, CONVERTIBLE PREFERRED STOCK

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative six percent annual dividend. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends. In 2021, the Company declared and paid $18,010 dividends on preferred stock.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $1,429,212 calculated under Rule 15c3-l, which was $ 1,291,946 in excess of its required net capital requirement of $137,267. The Company's net capital ratio was 1.44 to 1.

The National Financial Services clearing agreement requires the Company maintain $500,000 in net capital.

NOTE 7- COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named a defendant/respondent in or party to pending and threatened legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. The Company will continue to identify legal actions where the Company believes a material loss to be reasonably possible and reasonably estimable. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

The Company was investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. During the year ended December 31, 2021, a settlement was reached with the SEC. The Company paid prejudgment interest in the amount of $25,968.01 and a civil money penalty in the amount of $235,000.

Where available information indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to net income. The Company has open claims ranging from unspecified damages up to $1.1 million and approximately $4.9 million in aggregate. The Company also accrued $150,000 in accounts payable and other accrued expenses relating to these matters. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2021.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 7- COMMITMENTS AND CONTINGENCIES (Concluded)

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in a majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the Company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to the deductible per case, subject to policy limitations and exclusions.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value: The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value Measurements Using				
	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs		
	Level 1	Level 2	Level 3	Total	
Common stock	$ 23	-0-	-0-	$	23
Money market fund, included in cash and cash equivalents	380,313	-0-	-0-		380,313
	$ 380,336	-0-	-0-	$	380,336

NOTE 9 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – INDEMNIFICATIONS (Concluded)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. These indemnifications generally are standard contractual terms and are entered into the normal course of business.

The maximum potential amount of future payment that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10 - MANAGEMENT PLANS

For the year ending December 31, 2021, the Company has generated significant operating losses. Liquidity needs of the Company have been met through capital contributions by its Parent. The Company's future liquidity and capital requirements will be influenced by numerous factors, including its ability to increase revenue and reduce expenses. The Company may need to continue raising additional capital and obtain financing to meet its needs. The Company has the ability to do so through future capital contributions from its Parent. The Company is continuing its efforts to increase revenue and reduce expenses. Management's plans to improve profitability include a reduction in management fee which is a result of expense reductions and open positions not being replaced. Management also plans to continue their efforts to reduce threatening legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants.